SUPPLEMENT DATED OCTOBER 31, 2022 TO THE PROSPECTUS OF

AIP ALTERNATIVE LENDING FUND P, dated January 28, 2022, as supplemented

Effective November 1, 2022, the $5,000,000 maximum on any single purchase will be eliminated with respect to all purchases of shares of AIP Alternative Lending Fund P (the “Fund”).

Additionally, effective November 1, 2022, the minimum initial investment by an investor in the Fund is lowered from $50,000 to $25,000.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.